SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

01 November, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Product Candidate Acquisition Dated 01 November 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 November, 2005                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

07.00 GMT, 02.00 EST Tuesday 1 November 2005

For Further Information Contact:

Cambridge Antibody Technology               Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                   Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer      Kevin Smith
John Aston, Chief Financial Officer         Yvonne Alexander
Rowena Gardner, Director of Corporate       Rachel Taylor
Communications
                                            BMC Communications/The Trout Group (USA)
                                            Tel: 001 212 477 9007
                                            Brad Miles, ext 17 (media)
                                            Brandon Lewis, ext.15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY ACQUIRES ONCOLOGY PRODUCT CANDIDATES FROM GENENCOR

Cambridge, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announces the acquisition of product candidates GCR-3888 and GCR-8015 from
Genencor, a subsidiary of Dansico, based in Palo Alto, California. GCR-3888 has shown efficacy in a Phase I clinical trial and is currently in a Phase II trial for the treatment of hairy cell leukaemia (HCL). GCR-8015, an optimised version of GCR-3888, is in pre-clinical development as a potential treatment for  B-cell malignancies including non-Hodgkin's lymphoma (NHL) and chronic lymphocytic leukaemia (CLL). The candidates are both immunotoxins comprising an antibody fragment that targets the CD22 receptor on B-lymphocytes fused to a toxin molecule.

CAT has hired ten key former staff of Genencor who will continue to be responsible for the development of these programmes, and has thereby established a CAT operation in the US for the first time. This will be based in Palo Alto,
California.

The consideration for the acquisition is up to US$16 million, of which US$14 million will be paid by CAT on closing, expected to be Friday 4 November 2005.
Simultaneously Genencor will subscribe US$14 million for 1,170,277 new CAT ordinary shares(representing 2.27 percent of CAT's existing issued share capital). CAT may be required to pay Genencor additional consideration of up to
US$2 million, contingent on the availability for use in a clinical trial of bulk product material of GCR-8015 produced by Genencor.

GCR-3888 and GCR-8015 were discovered and initially developed by the National
Cancer Institute (NCI), which is part of the US National Institutes of Health
(NIH). Genencor licensed the candidates for haematological malignancies and entered into a cooperative research and development agreement (CRADA) with the
NIH, which will now be continued by CAT. Under the original licence agreement with the NIH, CAT will have rights to a portfolio of intellectual property associated with the programmes and will pay future royalties to the NIH.

The NCI has demonstrated significant efficacy of GCR-3888 in a Phase I clinical trial in HCL. The results of a trial in 46 patients, performed at the NCI, with
CD22+ NHL (n=4), CLL (n=11) and HCL (n=31), was recently published in the
Journal of Clinical Oncology (Vol. 23 No. 27 September 20 2005) including data from 265 cycles of treatment. Results showed that GCR-3888 was active in HCL, with 19 complete remissions (61%) and 6 partial responses (19%) in 31 patients.
Lower, but significant activity, occurred in CLL. The publication concluded that the drug was well tolerated and highly effective in HCL even after one cycle of treatment.

CAT intends to file an Investigational New Drug (IND) application for GCR-8015 in various CD22 positive B-cell malignancies, including NHL and CLL, following a period of manufacturing development which is expected to be complete by the end of 2006 and to support the NCI's ongoing development of GCR-3888 in HCL and paediatric acute lymphoblastic leukaemia (pALL).

GCR-3888 is an immunotoxin fusion protein between a murine anti-CD22 disulphide-linked Fv antibody fragment (dsFv) and the Pseudomonas exotoxin PE38, and GCR-8015 is an optimised version of GCR-3888 with increased affinity for
CD22. CD22 is a regulatory molecule that acts to prevent the over activation of the immune system and the development of autoimmune diseases. The anti-CD22 immunotoxins GCR-3888 and GCR-8015 comprise a dsFv that targets the CD22 receptor, fused with a specifically engineered toxin molecule that minimises non-targeted toxicity, resulting in a highly specific, highly potent therapeutic molecule. The molecule acts by releasing the toxin intracellularly, after the whole immunotoxin has been internalised via the CD22 receptor.

Peter Chambre, Chief Executive Officer of CAT, commented: "The acquisition of these product candidates is a significant step forward, accelerating the development of our proprietary pipeline. In particular, they signal our intention to focus our proprietary research and development activities in oncology indications, where we believe the opportunities are greatest for a company of CAT's resources and technological capabilities. In addition, the transaction has enabled CAT to establish its first presence in the USA. We are delighted to welcome the development team associated with these important product candidates to CAT. They provide a core of oncology development expertise to CAT for the future."

Dr Patrick Round, Vice President Development of CAT, commented: "Despite the progress that has been made in treating patients with these forms of cancer over the past decade, there remains a significant unmet medical need for those patients who are either refractory to the current treatments or who unfortunately relapse. GCR-3888 has demonstrated the potential opportunity from utilising this immunotoxin approach in HCL and we look forward to exploring the mechanism in a wider range of B-cell malignancies, including NHL and CLL, and to working in collaboration with the NCI."

Application has been made to the UK Listing Authority for the new 1,170,277 CAT ordinary shares, to be issued to Genencor, to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of these shares will become effective on Friday 4 November 2005.

Notes to Editors:

Cambridge Antibody Technology (CAT):
Business:

   -    CAT is a biopharmaceutical company, aiming to bring improvements to seriously ill patients' lives and thereby create outstanding returns for shareholders. CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of new and innovative antibody medicines in selected therapeutic areas. CAT also seeks to licence its technologies to enable others to develop new medicines.

Products:

   -    HUMIRA, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries, and for psoriatic arthritis and early RA in some European countries and the US.
   -    There are six further CAT-derived antibodies licensed to partners at various stages of clinical development: ABT-874 (Abbott), LymphoStat-B,
        HGS-ETR1, HGS-ETR2, ABthrax (all Human Genome Sciences (HGSI)) and
        MYO-029 (Wyeth). CAT has also licensed its proprietary technologies and patents to several companies. CAT's licensees include Abbott, Amgen,
        Chugai, Dyax, Genzyme, HGSI, Merck & Co, Micromet, Pfizer and Wyeth, and
        three antibody drug candidates are in clinical development at patent licensees.
   -    There are two further human therapeutic antibody product candidates in clinical development - CAT-354, a proprietary CAT product and GC-1008, in collaboration with Genzyme.

Collaborations:

   -    CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGF beta, a family of proteins associated with fibrosis and scarring, and with potential application in the treatment of some cancers.
   -    CAT has a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders. This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.
   -    CAT has a co-development collaboration with Zenyth (formally Amrad)
        against GM-CSF Receptor, a potential drug target in the development of
        RA.

Science:

   -    CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems.
        CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies, which form the basis for the
        Company's strategy to develop a portfolio of antibody-based drugs.

Business Background:

   -    CAT is based near Cambridge, UK, with a new site in Palo Alto, USA. CAT currently employs around 290 people.
   -    CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).
   -    More information can be found at www.cambridgeantibody.com

Genencor Background:

   -    Genencor was formed in 1982 as a protein optimisation company to supply enzymes to the industrial, consumer and agri-processing markets.
   -    In 2001, Genencor entered the healthcare sector and floated on the US stock exchange as Genencor, Inc.
   -    In 2004, the company decided to focus its therapeutic activities on oncology and in December of that year in-licensed two anti-CD22 immunotoxin programmes from the National Cancer Insitute (NCI) -
        GCR-3888 and GCR-8015. A Cooperative Research and Development Agreement
        (CRADA) with the NCI was also entered to collaborate on the clinical and pre-clinical development of both programmes and to create a
        'next-generation' anti-CD22 immunotoxin with reduced risk of immunotoxicity.
   -    In early 2005, Danisco, a global supplier of food ingredients, acquired
        Genencor as a strategic move to help position Danisco as a major player in industrial enzymes. Danisco stated that it had no interest in maintaining Genencor's healthcare division and announced its intention to divest the assets on 1 August 2005.

Application of the Safe Harbor of the Private Securities Litigation Reform Act
of 1995: This press release contains statements about Cambridge Antibody
Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities
Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.